Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. PROVIDES HISTORICAL FINANCIAL DISCLOSURE
BASED ON NEW SEGMENT STRUCTURE

Toronto, Ontario –June 30, 2015 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) today provided its historical operating results adjusted to reflect its new segment structure. These results have been reclassified to align with the recent reorganization of its regional management structure, which positions the Company to achieve its plan for operational excellence.

The disclosure reflects the following changes to the Company’s reporting segments:

-	The former U.S. northeast segment was expanded to include the Company’s operations in Florida and was renamed the East region;
-	The former U.S. south segment, excluding Florida, was renamed the West region;
-	And the former Canadian segment was renamed the North region.

In addition, the Company announced it is reallocating certain selling, general and administration expenses (“SG&A”) to operating expenses to provide better comparability within its industry group.  It is also adjusting capital and landfill asset purchases for non-cash working capital changes in the calculation of Free Cash Flow(B).

The Company is providing historical quarterly financial disclosure for the periods Q1 2014 through Q1 2015, reclassified to conform to the new presentation.  A slide presentation with a summary of the revisions and financial summaries in Excel format are both available for download in the Investors section of the Progressive Waste Solutions website at www.progressivewaste.com.

Progressive Waste Solutions Ltd.
Reclassification of Prior Period Amounts to Conform to New Presentation
(all amounts are in thousands of U.S. dollars)

Q1 2015				Q1 2015
	As reported	Adjustment for segment reporting	Adjusted for segment reporting		Adjusted for segment reporting	Adjustment for classification of facility costs	Adjusted
Revenues				Revenues
Canada	$ 153,881	-	$ 153,881	North	$ 153,881	-	$ 153,881
U.S. south	237,571	(79,179)	158,392	West	158,392	-	158,392
U.S. northeast	68,753	79,179	147,932	East	147,932	-	147,932
Total	$ 460,205	-	$ 460,205	Total	$ 460,205	-	$ 460,205

Operating Expenses				Operating Expenses
Canada	$ 88,317	-	$ 88,317	North	$ 88,317	3,681	$ 91,998
U.S. south	153,152	(52,515)	100,637	West	100,637	2,253	102,890
U.S. northeast	47,049	52,515	99,564	East	99,564	3,048	102,612
Total	$ 288,518	-	$ 288,518	Total	$ 288,518	8,982	$ 297,500

SG&A				SG&A
Canada	$ 16,678	-	$ 16,678	North	$ 16,678	(3,681)	$ 12,997
U.S. south	24,922	(9,040)	15,882	West	15,882	(2,253)	13,629
U.S. northeast	10,086	9,040	19,126	East	19,126	(3,048)	16,078
Corporate	16,012	-	16,012	Corporate	16,012	-	16,012
Total	$ 67,698	-	$ 67,698	Total	$ 67,698	(8,982)	$ 58,716

EBITDA(A) (as reported)				EBITDA(A) (as reported)
Canada	$ 48,886	-	$ 48,886	North	$ 48,886	-	$ 48,886
U.S. south	59,497	(17,624)	41,873	West	41,873	-	41,873
U.S. northeast	11,618	17,624	29,242	East	29,242	-	29,242
Corporate	(16,012)	-	(16,012)	Corporate	(16,012)	-	(16,012)
Total	$ 103,989	-	$ 103,989	Total	$ 103,989	-	$ 103,989

Adjusted SG&A				Adjusted SG&A
Canada	$ 16,678	-	$ 16,678	North	$ 16,678	(3,681)	$ 12,997
U.S. south	24,922	(9,040)	15,882	West	15,882	(2,253)	13,629
U.S. northeast	10,086	9,040	19,126	East	19,126	(3,048)	16,078
Corporate	13,129	-	13,129	Corporate	13,129	-	13,129
Total	$ 64,815	-	$ 64,815	Total	$ 64,815	(8,982)	$ 55,833

Adjusted EBITDA(A)				Adjusted EBITDA(A)
Canada	$ 48,886	-	$ 48,886	North	$ 48,886	-	$ 48,886
U.S. south	59,497	(17,624)	41,873	West	41,873	-	41,873
U.S. northeast	11,618	17,624	29,242	East	29,242	-	29,242
Corporate	(13,129)	-	(13,129)	Corporate	(13,129)	-	(13,129)
Total	$ 106,872	-	$ 106,872	Total	$ 106,872	-	$ 106,872

Adjusted EBITDA(A) Margin				Adjusted EBITDA(A) Margin
Canada	31.8%	0.0%	31.8%	North	31.8%	0.0%	31.8%
U.S. south	25.0%	1.4%	26.4%	West	26.4%	0.0%	26.4%
U.S. northeast	16.9%	2.9%	19.8%	East	19.8%	0.0%	19.8%
Consolidated	23.2%	0.0%	23.2%	Consolidated	23.2%	0.0%	23.2%

Amortization				Amortization
Canada	$ 20,042	-	$ 20,042	North	$ 20,042	-	$ 20,042
U.S. south	34,440	(12,652)	21,788	West	21,788	-	21,788
U.S. northeast	9,106	12,652	21,758	East	21,758	-	21,758
Corporate	421	-	421	Corporate	421	-	421
Total	$ 64,009	-	$ 64,009	Total	$ 64,009	-	$ 64,009

Q1 2014				Q1 2014
	As reported	Adjustment for segment reporting	Adjusted for segment reporting		Adjusted for segment reporting	Adjustment for classification of facility costs	Adjusted
Revenues				Revenues
Canada	$ 167,361	-	$ 167,361	North	$ 167,361	-	$ 167,361
U.S. south	221,854	(78,083)	143,771	West	143,771	-	143,771
U.S. northeast	80,555	78,083	158,638	East	158,638	-	158,638
Total	$ 469,770	-	$ 469,770	Total	$ 469,770	-	$ 469,770

Operating Expenses				Operating Expenses
Canada	$ 94,116	-	$ 94,116	North	$ 94,116	4,183	$ 98,299
U.S. south	140,719	(51,980)	88,739	West	88,739	1,915	90,654
U.S. northeast	58,363	51,980	110,343	East	110,343	3,181	113,524
Total	$ 293,198	-	$ 293,198	Total	$ 293,198	9,279	$ 302,477

SG&A				SG&A
Canada	$ 17,164	-	$ 17,164	North	$ 17,164	(4,183)	$ 12,981
U.S. south	21,551	(7,390)	14,161	West	14,161	(1,915)	12,246
U.S. northeast	9,296	7,390	16,686	East	16,686	(3,181)	13,505
Corporate	17,054	-	17,054	Corporate	17,054	-	17,054
Total	$ 65,065	-	$ 65,065	Total	$ 65,065	(9,279)	$ 55,786

EBITDA(A) (as reported)				EBITDA(A) (as reported)
Canada	$ 56,081	-	$ 56,081	North	$ 56,081	-	$ 56,081
U.S. south	59,584	(18,713)	40,871	West	40,871	-	40,871
U.S. northeast	12,896	18,713	31,609	East	31,609	-	31,609
Corporate	(17,054)	-	(17,054)	Corporate	(17,054)	-	(17,054)
Total	$ 111,507	-	$ 111,507	Total	$ 111,507	-	$ 111,507

Adjusted SG&A				Adjusted SG&A
Canada	$ 17,164	-	$ 17,164	North	$ 17,164	(4,183)	$ 12,981
U.S. south	21,551	(7,390)	14,161	West	14,161	(1,915)	12,246
U.S. northeast	9,296	7,390	16,686	East	16,686	(3,181)	13,505
Corporate	15,699	-	15,699	Corporate	15,699	-	15,699
Total	$ 63,710	-	$ 63,710	Total	$ 63,710	(9,279)	$ 54,431

Adjusted EBITDA(A)				Adjusted EBITDA(A)
Canada	$ 56,081	-	$ 56,081	North	$ 56,081	-	$ 56,081
U.S. south	59,584	(18,713)	40,871	West	40,871	-	40,871
U.S. northeast	12,896	18,713	31,609	East	31,609	-	31,609
Corporate	(15,699)	-	(15,699)	Corporate	(15,699)	-	(15,699)
Total	$ 112,862	-	$ 112,862	Total	$ 112,862	-	$ 112,862

Adjusted EBITDA(A) Margin				Adjusted EBITDA(A) Margin
Canada	33.5%	0.0%	33.5%	North	33.5%	0.0%	33.5%
U.S. south	26.9%	1.5%	28.4%	West	28.4%	0.0%	28.4%
U.S. northeast	16.0%	3.9%	19.9%	East	19.9%	0.0%	19.9%
Consolidated	24.0%	0.0%	24.0%	Consolidated	24.0%	0.0%	24.0%

Amortization				Amortization
Canada	$ 22,323	-	$ 22,323	North	$ 22,323	-	$ 22,323
U.S. south	31,266	(12,502)	18,764	West	18,764	-	18,764
U.S. northeast	12,936	12,502	25,438	East	25,438	-	25,438
Corporate	682	-	682	Corporate	682	-	682
Total	$ 67,207	-	$ 67,207	Total	$ 67,207	-	$ 67,207

Q2 2014				Q2 2014
	As reported	Adjustment for segment reporting	Adjusted for segment reporting		Adjusted for segment reporting	Adjustment for classification of facility costs	Adjusted
Revenues				Revenues
Canada	$ 192,444	-	$ 192,444	North	$ 192,444	-	$ 192,444
U.S. south	229,254	(78,074)	151,180	West	151,180	-	151,180
U.S. northeast	91,803	78,074	169,877	East	169,877	-	169,877
Total	$ 513,501	-	$ 513,501	Total	$ 513,501	-	$ 513,501

Operating Expenses				Operating Expenses
Canada	$ 110,810	-	$ 110,810	North	$ 110,810	3,624	$ 114,434
U.S. south	145,440	(49,822)	95,618	West	95,618	1,904	97,522
U.S. northeast	64,974	49,822	114,796	East	114,796	3,105	117,901
Total	$ 321,224	-	$ 321,224	Total	$ 321,224	8,633	$ 329,857

SG&A				SG&A
Canada	$ 16,531	-	$ 16,531	North	$ 16,531	(3,624)	$ 12,907
U.S. south	22,313	(7,201)	15,112	West	15,112	(1,904)	13,208
U.S. northeast	7,962	7,201	15,163	East	15,163	(3,105)	12,058
Corporate	15,219	-	15,219	Corporate	15,219	-	15,219
Total	$ 62,025	-	$ 62,025	Total	$ 62,025	(8,633)	$ 53,392

EBITDA(A) (as reported)				EBITDA(A) (as reported)
Canada	$ 65,103	-	$ 65,103	North	$ 65,103	-	$ 65,103
U.S. south	61,501	(21,051)	40,450	West	40,450	-	40,450
U.S. northeast	18,867	21,051	39,918	East	39,918	-	39,918
Corporate	(15,219)	-	(15,219)	Corporate	(15,219)	-	(15,219)
Total	$ 130,252	-	$ 130,252	Total	$ 130,252	-	$ 130,252

Adjusted SG&A				Adjusted SG&A
Canada	$ 16,531	-	$ 16,531	North	$ 16,531	(3,624)	$ 12,907
U.S. south	22,313	(7,201)	15,112	West	15,112	(1,904)	13,208
U.S. northeast	7,962	7,201	15,163	East	15,163	(3,105)	12,058
Corporate	13,588	-	13,588	Corporate	13,588	-	13,588
Total	$ 60,394	-	$ 60,394	Total	$ 60,394	(8,633)	$ 51,761

Adjusted EBITDA(A)				Adjusted EBITDA(A)
Canada	$ 65,103	-	$ 65,103	North	$ 65,103	-	$ 65,103
U.S. south	61,501	(21,051)	40,450	West	40,450	-	40,450
U.S. northeast	18,867	21,051	39,918	East	39,918	-	39,918
Corporate	(13,588)	-	(13,588)	Corporate	(13,588)	-	(13,588)
Total	$ 131,883	-	$ 131,883	Total	$ 131,883	-	$ 131,883

Adjusted EBITDA(A) Margin				Adjusted EBITDA(A) Margin
Canada	33.8%	0.0%	33.8%	North	33.8%	0.0%	33.8%
U.S. south	26.8%	0.0%	26.8%	West	26.8%	0.0%	26.8%
U.S. northeast	20.6%	2.9%	23.5%	East	23.5%	0.0%	23.5%
Consolidated	25.7%	0.0%	25.7%	Consolidated	25.7%	0.0%	25.7%

Amortization				Amortization
Canada	$ 25,762	-	$ 25,762	North	$ 25,762	-	$ 25,762
U.S. south	31,864	(12,393)	19,471	West	19,471	-	19,471
U.S. northeast	14,089	12,393	26,482	East	26,482	-	26,482
Corporate	354	-	354	Corporate	354	-	354
Total	$ 72,069	-	$ 72,069	Total	$ 72,069	-	$ 72,069

Q3 2014				Q3 2014
	As reported	Adjustment for segment reporting	Adjusted for segment reporting		Adjusted for segment reporting	Adjustment for classification of facility costs	Adjusted
Revenues				Revenues
Canada	$ 199,128	-	$ 199,128	North	$ 199,128	-	$ 199,128
U.S. south	231,817	(77,501)	154,316	West	154,316	-	154,316
U.S. northeast	90,212	77,501	167,713	East	167,713	-	167,713
Total	$ 521,157	-	$ 521,157	Total	$ 521,157	-	$ 521,157

Operating Expenses				Operating Expenses
Canada	$ 111,506	-	$ 111,506	North	$ 111,506	3,651	$ 115,157
U.S. south	150,221	(50,985)	99,236	West	99,236	1,952	101,188
U.S. northeast	61,876	50,985	112,861	East	112,861	3,204	116,065
Total	$ 323,603	-	$ 323,603	Total	$ 323,603	8,807	$ 332,410

SG&A				SG&A
Canada	$ 16,911	-	$ 16,911	North	$ 16,911	(3,651)	$ 13,260
U.S. south	23,305	(8,157)	15,148	West	15,148	(1,952)	13,196
U.S. northeast	9,241	8,157	17,398	East	17,398	(3,204)	14,194
Corporate	11,029	-	11,029	Corporate	11,029	-	11,029
Total	$ 60,486	-	$ 60,486	Total	$ 60,486	(8,807)	$ 51,679

EBITDA(A) (as reported)				EBITDA(A) (as reported)
Canada	$ 70,711	-	$ 70,711	North	$ 70,711	-	$ 70,711
U.S. south	58,291	(18,359)	39,932	West	39,932	-	39,932
U.S. northeast	19,095	18,359	37,454	East	37,454	-	37,454
Corporate	(11,029)	-	(11,029)	Corporate	(11,029)	-	(11,029)
Total	$ 137,068	-	$ 137,068	Total	$ 137,068	-	$ 137,068

Adjusted SG&A				Adjusted SG&A
Canada	$ 16,911	-	$ 16,911	North	$ 16,911	(3,651)	$ 13,260
U.S. south	23,305	(8,157)	15,148	West	15,148	(1,952)	13,196
U.S. northeast	9,241	8,157	17,398	East	17,398	(3,204)	14,194
Corporate	8,255	-	8,255	Corporate	8,255	-	8,255
Total	$ 57,712	-	$ 57,712	Total	$ 57,712	(8,807)	$ 48,905

Adjusted EBITDA(A)				Adjusted EBITDA(A)
Canada	$ 70,711	-	$ 70,711	North	$ 70,711	-	$ 70,711
U.S. south	58,291	(18,359)	39,932	West	39,932	-	39,932
U.S. northeast	19,095	18,359	37,454	East	37,454	-	37,454
Corporate	(8,255)	-	(8,255)	Corporate	(8,255)	-	(8,255)
Total	$ 139,842	-	$ 139,842	Total	$ 139,842	-	$ 139,842

Adjusted EBITDA(A) Margin				Adjusted EBITDA(A) Margin
Canada	35.5%	0.0%	35.5%	North	35.5%	0.0%	35.5%
U.S. south	25.1%	0.8%	25.9%	West	25.9%	0.0%	25.9%
U.S. northeast	21.2%	1.1%	22.3%	East	22.3%	0.0%	22.3%
Consolidated	26.8%	0.0%	26.8%	Consolidated	26.8%	0.0%	26.8%

Amortization				Amortization
Canada	$ 26,838	-	$ 26,838	North	$ 26,838	-	$ 26,838
U.S. south	32,046	(12,357)	19,689	West	19,689	-	19,689
U.S. northeast	12,920	12,357	25,277	East	25,277	-	25,277
Corporate	452	-	452	Corporate	452	-	452
Total	$ 72,256	-	$ 72,256	Total	$ 72,256	-	$ 72,256

Q4 2014				Q4 2014
	As reported	Adjustment for segment reporting	Adjusted for segment reporting		Adjusted for segment reporting	Adjustment for classification of facility costs	Adjusted
Revenues				Revenues
Canada	$ 186,867	-	$ 186,867	North	$ 186,867	-	$ 186,867
U.S. south	231,247	(78,135)	153,112	West	153,112	-	153,112
U.S. northeast	86,455	78,135	164,590	East	164,590	-	164,590
Total	$ 504,569	-	$ 504,569	Total	$ 504,569	-	$ 504,569

Operating Expenses				Operating Expenses
Canada	$ 101,596	-	$ 101,596	North	$ 101,596	3,904	$ 105,500
U.S. south	147,945	(51,840)	96,105	West	96,105	1,883	97,988
U.S. northeast	58,609	51,840	110,449	East	110,449	3,023	113,472
Total	$ 308,150	-	$ 308,150	Total	$ 308,150	8,810	$ 316,960

SG&A				SG&A
Canada	$ 15,919	-	$ 15,919	North	$ 15,919	(3,904)	$ 12,015
U.S. south	22,144	(7,257)	14,887	West	14,887	(1,883)	13,004
U.S. northeast	7,673	7,257	14,930	East	14,930	(3,023)	11,907
Corporate	20,711	-	20,711	Corporate	20,711	-	20,711
Total	$ 66,447	-	$ 66,447	Total	$ 66,447	(8,810)	$ 57,637

EBITDA(A) (as reported)				EBITDA(A) (as reported)
Canada	$ 69,352	-	$ 69,352	North	$ 69,352	-	$ 69,352
U.S. south	61,158	(19,038)	42,120	West	42,120	-	42,120
U.S. northeast	20,173	19,038	39,211	East	39,211	-	39,211
Corporate	(20,711)	-	(20,711)	Corporate	(20,711)	-	(20,711)
Total	$ 129,972	-	$ 129,972	Total	$ 129,972	-	$ 129,972

Adjusted SG&A				Adjusted SG&A
Canada	$ 15,919	-	$ 15,919	North	$ 15,919	(3,904)	$ 12,015
U.S. south	22,144	(7,257)	14,887	West	14,887	(1,883)	13,004
U.S. northeast	7,673	7,257	14,930	East	14,930	(3,023)	11,907
Corporate	11,899	-	11,899	Corporate	11,899	-	11,899
Total	$ 57,635	-	$ 57,635	Total	$ 57,635	(8,810)	$ 48,825

Adjusted EBITDA(A)				Adjusted EBITDA(A)
Canada	$ 69,352	-	$ 69,352	North	$ 69,352	-	$ 69,352
U.S. south	61,158	(19,038)	42,120	West	42,120	-	42,120
U.S. northeast	20,173	19,038	39,211	East	39,211	-	39,211
Corporate	(11,899)	-	(11,899)	Corporate	(11,899)	-	(11,899)
Total	$ 138,784	-	$ 138,784	Total	$ 138,784	-	$ 138,784

Adjusted EBITDA(A) Margin				Adjusted EBITDA(A) Margin
Canada	37.1%	0.0%	37.1%	North	37.1%	0.0%	37.1%
U.S. south	26.4%	1.1%	27.5%	West	27.5%	0.0%	27.5%
U.S. northeast	23.3%	0.5%	23.8%	East	23.8%	0.0%	23.8%
Consolidated	27.5%	0.0%	27.5%	Consolidated	27.5%	0.0%	27.5%

Amortization				Amortization
Canada	$ 28,812	-	$ 28,812	North	$ 28,812	-	$ 28,812
U.S. south	30,638	(11,769)	18,869	West	18,869	-	18,869
U.S. northeast	14,189	11,769	25,958	East	25,958	-	25,958
Corporate	434	-	434	Corporate	434	-	434
Total	$ 74,073	-	$ 74,073	Total	$ 74,073	-	$ 74,073

2014				2014
	As reported	Adjustment for segment reporting	Adjusted for segment reporting		Adjusted for segment reporting	Adjustment for classification of facility costs	Adjusted
Revenues				Revenues
Canada	$ 745,800	-	$ 745,800	North	$ 745,800	-	$ 745,800
U.S. south	914,172	(311,793)	602,379	West	602,379	-	602,379
U.S. northeast	349,025	311,793	660,818	East	660,818	-	660,818
Total	$ 2,008,997	-	$ 2,008,997	Total	$ 2,008,997	-	$ 2,008,997

Operating Expenses				Operating Expenses
Canada	$ 418,028	-	$ 418,028	North	$ 418,028	15,362	$ 433,390
U.S. south	584,325	(204,627)	379,698	West	379,698	7,654	387,352
U.S. northeast	243,822	204,627	448,449	East	448,449	12,513	460,962
Total	$ 1,246,175	-	$ 1,246,175	Total	$ 1,246,175	35,529	$ 1,281,704

SG&A				SG&A
Canada	$ 66,525	-	$ 66,525	North	$ 66,525	(15,362)	$ 51,163
U.S. south	89,313	(30,005)	59,308	West	59,308	(7,654)	51,654
U.S. northeast	34,172	30,005	64,177	East	64,177	(12,513)	51,664
Corporate	64,013	-	64,013	Corporate	64,013	-	64,013
Total	$ 254,023	-	$ 254,023	Total	$ 254,023	(35,529)	$ 218,494

EBITDA(A) (as reported)				EBITDA(A) (as reported)
Canada	$ 261,247	-	$ 261,247	North	$ 261,247	-	$ 261,247
U.S. south	240,534	(77,161)	163,373	West	163,373	-	163,373
U.S. northeast	71,031	77,161	148,192	East	148,192	-	148,192
Corporate	(64,013)	-	(64,013)	Corporate	(64,013)	-	(64,013)
Total	$ 508,799	-	$ 508,799	Total	$ 508,799	-	$ 508,799

Adjusted SG&A				Adjusted SG&A
Canada	$ 66,525	-	$ 66,525	North	$ 66,525	(15,362)	$ 51,163
U.S. south	89,313	(30,005)	59,308	West	59,308	(7,654)	51,654
U.S. northeast	34,172	30,005	64,177	East	64,177	(12,513)	51,664
Corporate	49,441	-	49,441	Corporate	49,441	-	49,441
Total	$ 239,451	-	$ 239,451	Total	$ 239,451	(35,529)	$ 203,922

Adjusted EBITDA(A)				Adjusted EBITDA(A)
Canada	$ 261,247	-	$ 261,247	North	$ 261,247	-	$ 261,247
U.S. south	240,534	(77,161)	163,373	West	163,373	-	163,373
U.S. northeast	71,031	77,161	148,192	East	148,192	-	148,192
Corporate	(49,441)	-	(49,441)	Corporate	(49,441)	-	(49,441)
Total	$ 523,371	-	$ 523,371	Total	$ 523,371	-	$ 523,371

Adjusted EBITDA(A) Margin				Adjusted EBITDA(A) Margin
Canada	35.0%	0.0%	35.0%	North	35.0%	0.0%	35.0%
U.S. south	26.3%	0.8%	27.1%	West	27.1%	0.0%	27.1%
U.S. northeast	20.4%	2.0%	22.4%	East	22.4%	0.0%	22.4%
Consolidated	26.1%	0.0%	26.1%	Consolidated	26.1%	0.0%	26.1%

Amortization				Amortization
Canada	$ 103,735	-	$ 103,735	North	$ 103,735	-	$ 103,735
U.S. south	125,814	(49,021)	76,793	West	76,793	-	76,793
U.S. northeast	54,134	49,021	103,155	East	103,155	-	103,155
Corporate	1,922	-	1,922	Corporate	1,922	-	1,922
Total	$ 285,605	-	$ 285,605	Total	$ 285,605	-	$ 285,605

Reconciliation of Free Cash Flow(B)
(all amounts are in thousands of U.S. dollars)

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Total 2014	Q1 2015
Free Cash Flow(B) as reported	$ 48,694	$ 56,411	$ 62,260	$ 53,721	$ 221,086	$ 27,621
Adjustment for non-cash working capital - capital and landfill purchases	(161)	696	(14,979)	(7,942)	(22,386)	7,064
Revised Free Cash Flow(B)	$ 48,533	$ 57,107	$ 47,281	$ 45,779	$ 198,700	$ 34,685

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B).  In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – as a non-cash item, loss on extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Contact Information:
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com